Exhibit 99.1

TD Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (NVCC) and Non-Cumulative Floating Rate Preferred Shares Series 4 (NVCC)

TORONTO - July 2, 2019 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital (NVCC)) (the “Series 3 Shares”) and Non-Cumulative Floating Rate Preferred Shares, Series 4 (NVCC) (the “Series 4 Shares”).

With respect to any Series 3 Shares that remain outstanding after July 31, 2019, holders of the Series 3 Shares will be entitled to receive quarterly fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada).  The dividend rate for the 5-year period from and including July 31, 2019 to but excluding July 31, 2024 will be 3.681%, being equal to the 5-Year Government of Canada bond yield determined as at July 2, 2019 plus 2.27%, as determined in accordance with the terms of the Series 3 Shares.

With respect to any Series 4 Shares that may be issued on July 31, 2019, holders of the Series 4 Shares will be entitled to receive quarterly floating rate non-cumulative preferential cash dividends, calculated on the basis of the actual number of days elapsed in such quarterly period divided by 365, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada). The dividend rate for the floating rate period from and including July 31, 2019 to but excluding October 31, 2019, will be 3.931%, being equal to the 90-day Government of Canada Treasury Bill yield determined as of July 2, 2019 plus 2.27%, as determined in accordance with the terms of the Series 4 Shares.

Beneficial owners of Series 3 Shares who wish to exercise their conversion right should communicate as soon as possible with their broker or other nominee to obtain instructions for exercising such right on or prior to the deadline for exercise, which is 5:00 p.m. (Toronto time) on July 16, 2019.

Inquiries should be directed to TD’s Registrar and Transfer Agent, AST Trust Company (Canada), at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with 13 million active online and mobile customers. TD had $1.4 trillion in assets on April 30, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Gillian Manning, Investor Relations, 416-308-9030; Julie Bellissimo, Media Relations, Corporate & Public Affairs, 416-965-6050